SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers’ ID (CNPJ/MF) 02.558.154/0001 -29
Companies Registry (NIRE) 5330000576-1
PUBLICLY-HELD COMPANY

Minutes of the Extraordinary General Meeting
held on January 19, 2007

Date, Time and Venue:

The meeting was held on January 19, 2007, at 11:00 a.m., at the headquarters of Tele Norte Celular Participações S.A. (“Tele Norte” or the “Company”), located in the city of Brasília, the Federal District, at SCN, Quadra 4, Bloco B, Centro Empresarial Varig, 7º. andar, sala 702-A.

Call Notice:

In compliance with Article 124 of Law 6,404/76, the shareholders of Tele Norte were summoned by means of a Call Notice published in the Official Gazette of the Federal District and in the newspaper “Valor Econômico”, on December 20, 21 and 22, 2006. Said call notice is filed at the Company’s headquarters.

Attendance:

Shareholders representing approximately sixty percent (60%) of Tele Norte’s voting capital attended the meeting, according to signatures included in the Shareholders’ Attendance Book.

Presiding Board:

After proper evidence of the quorum required, pursuant to article 125 of Law 6,404/76, the Extraordinary General Meeting was installed as provided for by Law 6,404/76. Following that, Mr. João Felipe Figueira de Mello took over the chair of the Meeting and invited Mrs. Carolina Testoni Alonso to be the Secretary.

This page is part of the Minutes of the Extraordinary General Meeting of Tele Norte Celular Participações S.A.
held on January 19, 2007.

Agenda:

1. Election of Fiscal Council members to occupy vacant seats; and

2. Election of Board of Directors members to occupy vacant seats.

Resolutions:

The reading of the call notice was unanimously waived by attending shareholders, who also approved the drawing up these minutes in the summary format, pursuant to the provisions of article 130, paragraph 1, of Law 6,404/76. Shareholders may present their votes and state their objections, which, after being received by Presiding Board, shall be filed at the Company’s headquarters. The publication of these minutes omitting the signatures of attending shareholders was also approved.

Thereafter, the Chairman declared to have received: (i) the Minutes of a Previous Meeting of the Shareholders of Newtel Participações S.A., held on January 8, 2007 (Doc. 1); and (ii) the Minutes of the Extraordinary General Meeting of Telpart Participações S.A. (Doc. 2), whose resolutions taken bind the representatives of Telpart Participações S.A. attending this meeting.

After preliminary clarifications, the Chairman submitted the item 1 of the agenda for discussion and voting. The attending shareholders unanimously approved the election of the following members of the Company’s Fiscal Council, to occupy vacant seats:

(a) In light of the resignation presented by Mr. Alessandro Matini Gemignani Correia, to elect as alternate member of the Fiscal Council of Tele Norte, Mrs. Klítia Valeska Bicalho, Brazilian citizen, married, civil engineer, ID card CREA/ES 5060-D and individual taxpayer’s ID (CPF/MF) 986.583.017 -53, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Francisco Otaviano, 92, apt. 202; and

(b) In light of the resignation presented by Mr. Rodney Braga Ferreira, to elect as sitting member of the Fiscal Council of Tele Norte, Mr. Marcos da Rocha de Araújo, Brazilian citizen, married, economist, ID card CREA/ES 5060-D and

This page is part of the Minutes of the Extraordinary General Meeting of Tele Norte Celular Participações S.A.
held on January 19, 2007.

individual taxpayer’s ID (CPF/MF) 986.583.017 -53, resident and domiciled in the City of Brasília, the Federal District, at QI 25, Lote 10, apt. 611, Guará II.

For the purposes of Law 6,404/76, the Chairman declared to have received the resumes and declarations presented by the Board of Directors’ members elected herein. Said resumes shall be filed at the Company’s headquarters (Docs. 3 and 4).

Thereafter, the Chairman started to analyze the item 2 of the agenda, and the voting shareholders unanimously approved, with abstention of shareholders, Fundo Franklin Templeton de Valor e Liquidez – Fundo de Investimento em Ações and Mauro Rodrigues da Cunha, the election of the following members of the Company’s Board of Directors, to occupy vacant seats:

(a) In light of the resignation presented by Mr. Wilson Santarosa, to elect as sitting member of the Board of Directors of Tele Norte, Mrs. Susana Hanna Stiphan Jabra, Brazilian citizen, divorced, economist, ID card 7.366.839 -4 (SSP/SP) and individual taxpayer’s ID (CPF/MF) 037.148.408 -18, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua do Ouvidor, 98, 8º andar; and

(b) In light of the election of Mrs. Susana Hanna Stiphan Jabra as sitting member of the Board of Directors, to elect as alternate member of the Board of Directors of Tele Norte, Mrs. Sônia Nunes da Rocha Pires Fagundes, Brazilian citizen, married, civil engineer, ID card 04.303.035 -2 (IFP/RJ) and individual taxpayer’s ID(CPF/MF) 836.952.067 -72, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Santa Clara, 303, apt. 803.

For the purposes of the Brazilian Securities and Exchange Commission (CVM)’s Instruction 367/2002 and Law 6,404/76, the Chairman declared to have received the resumes of the board member Sônia Nunes da Rocha Pires Fagundes, as well as, her declarations. Said resume shall be filed at the Company’s headquarters (Doc. 5).

This page is part of the Minutes of the Extraordinary General Meeting of Tele Norte Celular Participações S.A.
held on January 19, 2007.

Finally, the Chairman declared to have received the votes presented by the following shareholders: Capital Guardian Emerging Markets Equity DC Master Fund, Capital Guardian Emerging Markets Equity Master Fund, Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts, CNA – Capital International Emerging Markets Equity Trust and Emerging Markets Growth Fund Inc. (Doc. 6).

Closing:

Having no further business to be discussed, the Chairman offered the floor to the attendees of the meeting. Having no additional manifestation, the Meeting was adjourned and these minutes were drawn up, which after being read and approved, were signed by all attending shareholders.

Brasília, January 19, 2007.

João Felipe Figueira de Mello	Carolina Testoni Alonso
Chairman	Secretary

This page is part of the Minutes of the Extraordinary General Meeting of Tele Norte Celular Participações S.A.
held on January 19, 2007.

Shareholders’ Attendance List:

Telpart Participações S.A.

Capital Guardian Emerging Markets Equity DC Master Fund

Capital Guardian Emerging Markets Equity Master Fund

Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts

CNA – Capital International Emerging Markets Equity Trust

Emerging Markets Growth Fund Inc.

Fundo Franklin Templeton de Valor e Liquidez – Fundo de Investimento em Ações

Mauro Rodrigues da Cunha

This page is part of the Minutes of the Extraordinary General Meeting of Tele Norte Celular Participações S.A.
held on January 19, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations